Exhibit 18.1

PREFERABILITY LETTER OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Vitamin Shoppe, Inc.

North Bergen, New Jersey

Dear Sirs/Madams:

We have audited the consolidated financial statements of Vitamin Shoppe, Inc. and Subsidiary (the “Company”) as of December 31, 2011 and December 25, 2010, and for the three fiscal years in the period ended December 31, 2011, included in your Annual Report on Form 10-K to the Securities and Exchange Commission and have issued our report thereon dated February 28, 2012, which expresses an unqualified opinion. Note 3 to the consolidated financial statements contains a description of your adoption during the year ended December 31, 2011 of a change in the date for the annual goodwill impairment test from the last day of fiscal November to the last day of fiscal October. In our judgment, such change is to an alternative accounting principle that is preferable under the circumstances.

Yours truly,

/s/ Deloitte & Touche LLP

New York, New York

February 28, 2012